SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MMR INFORMATION SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

553101106

(CUSIP Number)

Robert H. Lorsch
Chief Executive Officer
The RHL Group, Inc.
P.O. Box 17034
Beverly Hills, CA 90210
(310) 476-7002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting personôs initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ñfiledò for the purpose of Section 18 of the Securities Exchange Act of 1934 (ñActò) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553101106

1.	NAMES OF REPORTING PERSON The RHL Group, Inc.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS* OO	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States of America	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 44,019,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 44,019,270
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,019,270 (1)	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)	
14.	TYPE OF REPORTING PERSON CO	

(1) Consists of (i) 32,979,892 shares of common stock, and (ii) a warrant to purchase 11,039,378 shares of common stock.

(2) The calculation of the foregoing number of shares beneficially owned and the percentage owned is based on 130,206,644 shares of MMR Information Systems, Inc. common stock outstanding as of August 17, 2009, plus 11,039,378 shares of MMR Information Systems, Inc. common stock issuable upon the exercise of an outstanding warrant held by The RHL Group, Inc. which is exercisable within 60 days of August 17, 2009.

CUSIP No. 553101106

1.	NAMES OF REPORTING PERSON Robert H. Lorsch	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS* OO	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,559,224
	8. SHARED VOTING POWER 44,019,270 (1)
	9. SOLE DISPOSITIVE POWER 5,559,224
	10. SHARED DISPOSITIVE POWER 44,019,270 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,578,494 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Reflects securities directly held by The RHL Group, Inc., which is wholly-owned and controlled by Mr. Lorsch.

(2) Consists of (i) 1,852,619 shares of common stock held directly by Mr. Lorsch and 32,979,892 shares of common stock held directly by The RHL Group, Inc., (ii) a warrant held by Mr. Lorsch to purchase 706,605 shares of common stock and a warrant held by The RHL Group, Inc. to purchase 11,039,378 shares of common stock, and (iii) a stock option held by Mr. Lorsch to purchase 3,000,000 shares of common stock.

(3) The calculation of the foregoing number of shares beneficially owned and the percentage owned is based on 130,206,644 shares of MMR Information Systems, Inc. common stock outstanding as of August 17, 2009, plus 14,745,983 shares of MMR Information Systems, Inc. common stock issuable upon the exercise of outstanding stock options and warrants held by The RHL Group, Inc. and Mr. Lorsch which are exercisable within 60 days of August 17, 2009.

Introduction

This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of The RHL Group, Inc., a corporation organized under the laws of the State of California (ñThe RHL Groupò), and Robert H. Lorsch (together with The RHL Group, the ñReporting Personsò), dated January 30, 2009 (the ñStatementò), relating to the common stock, par value $0.001 per share of MMR Information Systems, Inc. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety with the following:

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Issuer Common Stock"), of MMR Information Systems, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer was formerly known as Favrille, Inc. The Issuer currently utilizes space at temporary facilities located at 468 Camden Drive, Suite 200, Beverly Hills, CA 90210 and receives company correspondence at a mailing address located at 2934½ Beverly Glen Circle, Suite 702, Los Angeles, CA 90077.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by including the following:

On August 6, 2009, the Issuer granted to Mr. Lorsch an option to purchase 9,000,000 shares of Issuer Common Stock at an exercise price of $0.125 per share, the closing price of the Issuer's Common Stock on the date immediately preceding the date of grant, with the first 3,000,000 of such shares vesting on January 27, 2009, the second 3,000,000 vesting on January 27, 2010 and the final 3,000,000 vesting on January 27, 2011. Mr. Lorsch received the foregoing stock option pursuant to his employment agreement with the Issuer, dated as of January 27, 2009.

On August 17, 2009, in consideration of a personal guaranty given by Mr. Lorsch to SingerLewak LLP, the Issuer's independent auditors, to guarantee payments due to SingerLewak from the Issuer for services rendered, the Issuer granted Mr. Lorsch (i) a warrant to purchase 706,605 shares of Issuer Common Stock (the ñLorsch Warrantò), at an exercise price of $0.13 per share, the closing price of the Issuer's common stock on the date immediately preceding the date of grant, and (ii) 141,321 shares of Issuer Common Stock.

On August 18, 2009, the Issuer and The RHL Group entered into a Waiver Agreement, pursuant to which, in consideration of The RHL Group's waiver of MMR's payment default under that certain Third Amended and Restated Note, issued by MMR to The RHL Group on April 29, 2009, the Issuer granted to The RHL Group a warrant to purchase an aggregate of 11,039,378 shares of Issuer Common Stock (the ñRHL Warrantò), with an exercise price equal to $0.13 per share, the closing price of the Issuer's Common Stock on the date immediately preceding the date of grant. In addition, in consideration of an unpaid origination fee owed to The RHL Group by MMR in connection with the credit line restructuring in April 2009, the Issuer granted to The RHL Group 2,800,000 shares of Issuer Common Stock.

Any references to, and/or descriptions of the Stock Option Agreement, dated August 6, 2009, between the Issuer and Mr. Lorsch, the Lorsch Warrant and the RHL Warrant are not intended to be complete and are qualified in their entirety by reference to the full of text of such documents.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by including the following:

This Amendment No. 1 is being filed to report that, since the filing of the Statement, a material change occurred in the percentage of shares of Issuer Common Stock beneficially owned by the Reporting Persons. The material change occurred solely because of the reasons set forth in Item 3 of this Amendment No. 1, which is incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference herein.

(a)-(b)

The RHL Group directly owns (i) 32,979,892 shares of Issuer Common Stock, and (ii) the RHL Warrant to purchase 11,039,378 shares of Issuer Common Stock, which collectively represents approximately 31.2% of the outstanding shares of Issuer Common Stock, based on 130,206,644 shares of Issuer Common Stock outstanding as of August 17, 2009. As described in Item 2, Mr. Lorsch is the Chief Executive Officer of The RHL Group and has a 100% ownership interest in The RHL Group. Therefore, Mr. Lorsch may be deemed to be the beneficial owner of the Issuer Common Stock beneficially held by The RHL Group and The RHL Group shares voting and dispositive power over such shares of Issuer Common Stock with Robert H. Lorsch.

Mr. Lorsch directly owns (i) 1,852,619 shares of Issuer Common Stock, (ii) the Lorsch Warrant to purchase 706,605 shares of common stock, and (iii) a stock option to purchase 3,000,000 shares of common stock. As holder of a 100% interest in The RHL Group, Mr. Lorsch shares voting and dispositive power over 44,019,270 shares held by The RHL Group. Thus, Mr. Lorsch may be deemed to beneficially own 49,578,494 shares of Issuer Common Stock, or approximately 34.2% of the outstanding shares, based on 130,206,644 shares of Issuer Common Stock outstanding as of August 17, 2009.

(c)   None of the Reporting Persons has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

(d)   To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)   Not applicable.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
99.1	Stock Option Agreement dated August 6, 2009, by and between MMR Information Systems, Inc. and Robert H. Lorsch.
99.2	Waiver Agreement, dated August 18, 2009, by and among MMR Information Systems, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.3	Warrant dated August 18, 2009, issued by MMR Information Systems, Inc. in favor of Robert H. Lorsch.
99.4	Warrant dated August 18, 2009, issued by MMR Information Systems, Inc. in favor of The RHL Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2009

THE RHL GROUP, INC.

By: **/s/** Robert H. Lorsch
    Robert H. Lorsch
    Chief Financial Officer

ROBERT H. LORSCH

By: **/s/** Robert H. Lorsch

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	Stock Option Agreement dated August 6, 2009, by and between MMR Information Systems, Inc. and Robert H. Lorsch.
99.2	Waiver Agreement, dated August 18, 2009, by and among MMR Information Systems, Inc., MyMedicalRecords, Inc., and The RHL Group, Inc.
99.3	Warrant dated August 18, 2009, issued by MMR Information Systems, Inc. in favor of Robert H. Lorsch.
99.4	Warrant dated August 18, 2009, issued by MMR Information Systems, Inc. in favor of The RHL Group, Inc.